Exhibit 99.1

NorthWestern Corporation
d/b/a NorthWestern Energy
125 S. Dakota Ave.
Sioux Falls, SD 57104
www.northwesternenergy.com

News Release	NASDAQ: NWEC

FOR IMMEDIATE RELEASE

Investor/Media Contact:

Roger Schrum

605-978-2848

roger.schrum@northwestern.com

NORTHWESTERN ENERGY ANNOUNCES SETTLEMENT WITH MONTANA PSC

RELATED TO DISTRICT COURT CASE

Butte, Mont. — May 10, 2005 — NorthWestern Corporation d/b/a NorthWestern Energy (NASDAQ: NWEC) announced today that the Montana Public Service Commission (MPSC) unanimously agreed to enter into a stipulation to settle a dispute over the recovery of prior year natural gas costs.

The stipulation stems from a disagreement that arose in 2002 regarding a ruling made by the MPSC to disallow approximately $10.6 million in natural gas costs for purchases made between Nov. 1, 2002, and June 30, 2004.  As a result of the stipulation with the Commission, the Company will be allowed to recover approximately $4.6 million of these prior costs plus interest, and a lawsuit filed by NorthWestern in the Montana District Court in Helena will be dismissed.

“We’re pleased to have this issue behind us and work constructively together on the more pressing issue of working to mitigate high natural gas costs,” said Mike Hanson, NorthWestern’s President.  “The cost of natural gas is not just a Montana problem, it’s a national problem that will require all of us working together to address the higher natural gas costs faced by our customers.”

As part of the stipulation, NorthWestern has established a Technical Advisory Committee to advise the Company on future natural gas procurement activities and tools, which will lead to recommendations to the MPSC to develop rules regarding natural gas procurement practices.

NorthWestern Energy Announces Settlement with Montana PSC

May 10, 2005

NorthWestern formed a similar committee in 2002 to advise the Company on electricity procurement practices, and provide input on the development of the Electric Default Supply Resource Plan in 2003.

NorthWestern Energy does not earn any profit on the sale of the natural gas commodity to its customers; therefore, customers are assured of paying the wholesale cost of the commodity regardless of the amount they use.

About NorthWestern Energy

NorthWestern Energy is one of the largest providers of electricity and natural gas in the Upper Midwest and Northwest, serving approximately 617,000 customers in Montana, South Dakota and Nebraska.  For more information about NorthWestern Energy, visit our Web site at www.northwesternenergy.com.

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